SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 8, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on April 8, 2020.

 Buenos Aires, April 8th 2020

To:

CNV / BYMA / MAE

Please find attached hereto the letter sent on the date hereof to Fondo de Garantía de Sustentabilidad – Administración Nacional de Seguridad Social (ANSES) in compliance with the information requirement related to the General and Special Shareholders’ Meeting of Banco Macro S.A. to be held on April 30th 2020.

Sincerely,

Jorge Francisco Scarinci

Head of Market Relations

Buenos Aires, April 8th 2020

To

Fondo de Garantía de Sustentabilidad

Administración Nacional de la Seguridad Social (ANSES)

Sr. Ignacio Álvarez Pizzo

Tucumán 500, 2nd Floor

S __________ _____ /__________ ___________D

Re.: NOTE N° /2020

Dear Mr. Álvarez Pizzo:

We write to you in reply to your request of information regarding the General and Special Shareholders’ Meeting of Banco Macro S.A. called for April 30th 2020. In that respect, please be advised as follows:

1. Detailed description of the shareholders structure to date.

Please find below the shareholding structure as of March 31st 2020:

SHAREHOLDER’S NAME/ CORPORATE NAME	Class A Shares	Class B Shares	Capital Stock	Participating Interest	Voting Interest
Other Shareholders (Foreign Stock Exchange)		192,711,540	192,711,540	30.14%	28.16%
ANSES-F.G.S. Law No. 26425		184,120,650	184,120,650	28.80%	26.90%
Delfin Jorge Ezequiel Carballo	4,898,897	106,824,523	111,723,420	17.47%	19.19%
Jorge Horacio Brito	5,368,840	105,727,603	111,096,443	17.37%	19.37%
Other Shareholders (Local Stock Exchange)	967,933	38,793,422	39,761,355	6.22%	6.38%
TOTAL	11,235,670	628,177,738	639,413,408	100.00%	100.00%

2. Executed copy of the Minutes of the Board of Directors’ Meeting calling the General and Special Shareholders’ Meeting.

Please be advised that the wording of the minutes of the Board of Directors’ Meeting calling a General and Special Shareholders’ Meeting for April 30th 2020 at 11 AM is available in the Financial Information Highway (or AIF for its acronym in Spanish) of the CNV or Securities and Exchange Commission of the Republic of Argentina.

3. Current composition of the Board of Directors (regular and alternate members) including the designation dates and effective term of office.

The current composition of the Board of Directors is as follows:

Name	Position	Designation Date	Designation Expiry Date – Shareholders’ Meeting evaluating the Financial Statements of the fiscal year
Delfín Jorge Ezequiel Carballo	Chairman	04/27/2018	12/31/2020
Jorge Pablo Brito	Vice Chairman	04/30/2019	12/31/2021
Marcos Brito	Regular Director	04/28/2017	12/31/2019
Carlos Alberto Giovanelli	Regular Director	04/30/2019	12/31/2021
Nelson Damián Pozzoli	Regular Director	04/30/2019	12/31/2021
Fabián Alejandro de Paul (1)	Regular Director	04/30/2019	12/31/2021
Constanza Brito	Regular Director	04/27/2018	12/31/2020
Mario Luis Vicens (1)	Regular Director	04/27/2018	12/31/2020
Juan Martín Monge Varela (1)	Regular Director	04/27/2018	12/31/2020
Guillermo Stanley	Regular Director	04/27/2018	12/31/2020
Alejandro Eduardo Fargosi (1)	Regular Director	04/28/2017	12/31/2019
Delfín Federico Ezequiel Carballo	Regular Director	04/28/2017	12/31/2019
Santiago Horacio Seeber	Alternate Director	04/30/2019	12/31/2021
Alan Whamond (1)	Alternate Director	04/30/2019	12/31/2021

(1) Independent Director

4.    As to the following items of the Agenda, we request the following:

a. (Item 2) “Evaluate the documentation provided for in section 234, subsection 1 of Law No. 19550, for the fiscal year ended December 31st 2019”. If any of such documents is not available in the Financial Information Highway (or AIF for its acronym in Spanish) of the CNV, please provide a copy of the accounting documentation under section 234 of Law No. 19550 as duly approved and executed by the Board of Directors, Syndics and Independent Auditor.

The CNV, in its General Resolution No. 777/2018, established that issuers subject to CNV’s supervision must apply to their annual statements or intermediate or special periods ending as of and including December 31st 2018, the Financial Statement re-expression method in homogeneous currency under IAS 29.

In this scenario, please indicate whether the financial statements to be submitted to the next General and Special Shareholders’ Meeting have been restated in homogeneous currency. If that were the case, please indicate as well the general price index applied.

In addition, please provide any other information you consider relevant to evaluate this item of the Agenda.

All the documentation provided for in section 234, subsection 1 of Law 19550 to be submitted to and evaluated by the next General and Special Shareholders’ Meeting was made available to the public in due time and manner and is currently available in the AIF.

As described in note 3 to the Consolidated Financial Statements ended 31 December 2019, such financial statements are not restated in homogeneous currency, since due to the application of Communiqué “A” 6651 and supplementary provisions of the BCRA, financial entities must start to apply the uniform currency restatement method as of the fiscal year beginning January 1st 2020

b. (Item 3) “Evaluate the management of the Board and the Supervisory Committee”. Information regarding the administration and actions performed by the Board and by the Supervisory Committee expressly identifying its members.

The Board’s administration and the actions of the Supervisory Committee were in accordance with the provisions of the Argentine Business Company Law No. 19550, the Capital Market Act No. 26831, the Rules and Regulations of the Comisión Nacional de Valores (Argentine Securities and Exchange Commission) and the rules and regulations of the Central Bank of the Republic of Argentina (BCRA). The members of the Board are listed on item 3 of this letter. The members of the Supervisory Committee are the following:

Name	Position	Designation Date	Designation Expiry Date – Shareholders’ Meeting evaluating the Financial Statements of the fiscal year
Alejandro Almarza	Regular Syndic	04/30/2019	12/31/2019
Carlos Javier Piazza	Regular Syndic	04/30/2019	12/31/2019
Enrique Alfredo Fila	Regular Syndic	02/05/2020	12/31/2019
Alejandro Carlos Piazza	Alternate Syndic	04/30/2019	12/31/2019
Leonardo Pablo Cortigiani	Alternate Syndic	04/30/2019	12/31/2019

c. (Item 4) “Evaluate the application of the retained earnings as of December 31st 2019.Total Retained Earnings: AR$ 40,588,848,524.10 which the Board proposes may be applied as follows: a)  AR$ 8,159,955,104.82 to Legal Reserve Fund; b) AR$ 32,428,893,419.28 to the optional reserve fund for future profit distributions, pursuant to Communication “A” 6464 and its complementary issued by the Central Bank of the Republic of Argentina.” As mentioned in the statement of the item of the Agenda, and in the Annual Report accompanying the Financial Statements submitted for consideration, the distribution proposal would imply the application of AR$ 8,159,955,104.82 to the Legal Reserve Fund, AR$ 32,428,893,419.28 to an Optional Reserve Fund for future profit distributions. Please confirm if this shall actually be the proposal to be considered or if you will make any changes thereto. As to application of retained earnings to the Optional Reserve Fund for Future Profit Distributions, please inform the grounds for such motion and the reasonableness thereof, as well as any additional information you consider relevant. All the above is requested in order to evaluate the convenience of such application, instead of proposing that such retained earnings be applied to the payment of cash dividends. Please explain in accordance with Communiqué “A” 6464 of the Central Bank of the Republic of Argentina. In addition, please determine the term within which you estimate the same will be released in order to make the distribution of dividends effective. On the other hand, please provide a statement of changes in the Optional Reserve Fund for Future Profit Distributions. Please provide information of the current composition of such fund, its creation date and the latest transactions or operations. Finally, please specify whether the Company has any restriction applicable to profit distributions in force at the time of this Shareholders’ Meeting.

Please be advised that there shall be no changes to the proposal submitted by the Board in connection with the application of the retained earnings for the fiscal year ended 31 December 2019.

The Board’s proposal as to the application of retained earnings for the fiscal year ended 31 December 2019 was submitted in compliance with Communiqué “A” 6464 of the Central Bank of the Republic of Argentina, as supplemented.

In connection with the application of the Optional Reserve Fund for Future Profit Distributions, under note 40 to the financial statements for the year ended 31 December 2019, the rules on Profit Distribution of the BCRA (including Communiqué “A” 6464, as supplemented) provide that the company shall distribute profits as long as certain conditions are met, among which we shall mention that the company shall not register financial assistance from such entity due to lack of liquidity, it shall have no deficiencies or shortages in paying in minimum capital requirements and shall not be subject to sections 34 and 35 bis of Financial Institutions Law, among other conditions specified in the abovementioned Communiqué which should be complied with. In addition, under the provisions of Communiqué “A” 6768 of the BCRA, the distribution of profits approved by the entity’s Shareholders’ Meeting may only be carried out after the entity is duly authorized by the Superintendency of Financial and Exchange Entities of the BCRA, who shall evaluate, among other elements, the potential effects of applying the IFRS under Communiqué “A” 6430 (Paragraph 5.5 of IFRS 99 – Impairment of Financial Assets) and of the restatement of financial statements under Communiqué “A” 6651. Pursuant to the above expressed, the Board deems reasonable to create an Optional Reserve Fund for Future Profit Distributions on the amount suggested in item 4 of the Agenda for the next Shareholders’ Meeting

As to the separation of a portion of the optional reserve fund for dividend distribution, see answer to paragraph d. (Item 5).

Pursuant to the minutes of the General and Special Shareholders’ Meeting held on April 16th 2012 as published in the AIF, the Company created an “Optional Reserve Fund for Future Profit Distributions” on the amount of AR$ 2,443,140,742.68. In addition, we inform that the “Optional Reserve Fund for Future Profit Distributions” account was increased as a result of the resolution approved by the General Shareholders’ Meeting dated April 11th 2013 and the General and Special Shareholders’ Meetings dated April 29th 2014, April 23rd 2015, April 26th 2016, April 28th 2017, April 28th 2018 and April 30th 2019, which added to such account, the amount of AR$ 1,170,680,720.00; AR$ 1,911,651,322.50, AR$ 2,736,054,342.94, AR$ 3,903,591,780.29, AR$ 5,371,581,684.69, AR$ 7,511,017,454.84 and AR$ 12,583,394,397.30, respectively. In turn, the Shareholders’ Meetings held on April 29th 2014, April 23rd 2015, April 26th 2016, April 28th 2017, April 28th 2018 and April 30th 2019 resolved to separate a portion of such reserve fund equal to AR$ 596,254,288.56, AR$ 596,254,288.56, AR$ 643,019,330.80, AR$ 701,475,633.60, AR$ 3,348,315,105.00 and AR$ 6,393,977,460.00, respectively, in order to pay a cash dividend. Pursuant to section 64 of Law No. 26831, in the fiscal years 2018 the Company applied AR$ 4,407,907,175.42 and in the fiscal year 2019 such reserve was increased by the amount of AR$ 30,265,275 as a result of the capital reduction approved by the General and Special Shareholders’ Meeting held on April 30th 2019. In the fiscal year 2016 such optional reserve fund was adjusted in AR$ 368,546,288.56, since the BCRA authorized the payment of a cash dividend of AR$ 227,708,000 for the year 2014, which was paid in March 2016. All the above-mentioned resolutions were published in the AIF in due time and manner according to law.

Communiqué “A” 6939 of the BCRA dated March 19th 2020 ordered the suspension of all profit distributions of financial entities until June 30th 2020.

d. (Item 5) Separate a portion of the optional reserve fund for future profit distributions in order to allow the application of AR$ 12,788,268,160 to the payment of a cash dividend, within 10 business days of its approval by the Shareholders’ Meeting, subject to the prior authorization of the Central Bank of the Republic of Argentina. Delegate to the Board of Directors the power to determine the date of the effective availability to the Shareholders of the cash dividend.” Please inform the grounds for this motion and the reasonableness thereof, as well as any additional information you consider relevant in that connection. Confirm as well if the delegation to the Board of the power to determine the date of the effective availability of the cash dividend shall be within the term of 10 business days from approval by the shareholders’ meeting.

The motion to separate a portion of the optional reserve fund for future profit distributions, in order to allow the application of AR$ 12,788,268,160 to the payment of a cash dividend, is grounded on the changes in the results and the preservation of satisfactory liquidity and solvency indicators.

As described in paragraph c. above, Communiqué “A” 6939 of the BCRA, issued after the approval of the call for the shareholders’ Meeting by the Board of Banco Macro SA, ordered the suspension of profit distributions by financial entities until 30 June 2020. Therefore, as a result of the decision taken by such authority regulating financial entities, there is a legal impediment preventing compliance with the payment of dividends within 10 business days from approval by the shareholders’ Meeting.

e. (Item 6) “Evaluate the remunerations of the members of the Board of Directors for the fiscal year ended December 31st 2019 within the limits as to profits, pursuant to section 261 of Law No. 19550 and the Rules of the Comisión Nacional de Valores (Argentine Securities Exchange Commission).”

Please provide proposal regarding the remuneration of the members of the Board for their work during the fiscal year 2019. Please inform the aggregate amount of remunerations to the Board and a breakdown by technical and administrative functions. Also, please inform the number of Board members that are paid any remuneration and how many of them are paid for technical and administrative tasks. Please further inform whether the remunerations of the Board include fees to the members of the Supervisory Committee. If so, please inform how many of them are also paid any remuneration for being members of such committee. Please inform whether there are Directors employed by the Bank and, in case there are, please inform the salary amount paid in each case. Additionally, provide the amounts paid as Board fees and fees for technical and administrative functions for the fiscal year 2018.

On the other hand, please inform the computable profit for the year submitted for consideration. In this sense, please specifically inform the adjustments made to the result of the year to obtain such computable profit. All this in order to be able to verify compliance with the limits provided for under Section 261 of the Argentine Business Company Law No. 19550 in connection with the relationship between the proposed fees and dividends and such computable profit. Finally, please confirm whether the global amount approved for the years 2016, 2017 and 2018 was AR$ 273,402,000, AR$ 393,452,078 and AR$ 659,862,001, respectively. All the above in order to be analyzed in connection with market values and the limits provided for under section 261 of the Argentine Business Company Law.

The proposed remuneration for the directors for the above mentioned fiscal year was made available to the public in due time and manner according to law through the publication of the proposed remuneration in the AIF, pursuant to the Rules of the Argentine Securities and Exchange Commission (CNV).

In the financial statements for the year ended 31 December 2019 the amount of AR$1,710,824,255.51 is recorded in the Statement of Income as fees payable to the Board of Directors. The proposed remuneration, as in previous years, does not exceed the limits established under section 261 of Law 19550 and the rules of the CNV.

During the fiscal years 2018 and 2019, all directors perform technical and administrative functions, except Messrs. Alejandro Eduardo Fargosi, Martín Estanislao Gorosito and Juan Martín Monge Varela.

The members of the Audit Committee are not paid any additional fees apart from those they are paid as directors.

No member of the Board is employed by the Bank.

As evidenced by the pay sheet of directors’ remunerations published in the AIF, the computable profit for the fiscal year ended 31 December 2019 totals AR$ 34,350,644,674.79.

As evidenced by the Minutes of the General and Special Shareholders’ Meeting, as published in the AIF, the global amounts approved for the fiscal years 2016, 2017 and 2018 were AR$ 273,402,491.85, AR$ 393,452,078 and AR$ 659,862,001, respectively.

Please be advised that the amount of AR$ 31,612,734.51 is for fees to the directors of Banco del Tucumán S.A., a company merged into and absorbed by Banco Macro S.A. during the year 2019.

f. (Item 7) “Evaluate the remunerations of the members of the Supervisory Committee for the fiscal year ended December 31st 2019.” As to the proposal regarding the remunerations of the members of the Supervisory Committee, please provide a breakdown of such proposed amount; a breakdown of such proposed amount by member of the Supervisory Committee and of any advance payment by member during the year 2019. In addition, please confirm whether the amounts paid as remuneration to the Supervisory Committee during the fiscal years 2016, 2017 and 2018 were AR$ 1,224,556.20; AR$ 1,305,540 and AR$1,305,540, respectively.

The amount proposed to be paid as fees to the members of the Supervisory Committee totals AR$ 2,851,338, and includes the amount of AR$ 942,363 for fees to the syndics of Banco del Tucumán S.A., a company merged into and absorbed by Banco Macro S.A. during the year 2019.

As to the breakdown of the amount to be paid to each member of the Supervisory Committee during the year 2019, we shall comply in due time with all the provisions set forth in section 75 of Decree No. 1023/2013, as provided under the Interpretation Criterion No. 45 of the CNV. As to the amount paid to each syndic during the year 2018, we complied with all the provisions of the above mentioned rules in due time and manner.

As evidenced by the Minutes of the Shareholders’ Meeting published in the AIF, the amounts approved for the years 2016, 2017 and 2018 were AR$ 1,224,556.20, AR$ 1,305,540 and AR$ 1,305,540, respectively.

g. (Item 8) “Evaluate the remuneration of the independent auditor for the fiscal year ended December 31st 2019”. Please provide the proposal of the remuneration to be paid to the independent auditor for the audit of the financial statements of the year 2019, indicating whether there were any changes in tasks as compared with those performed for the immediately preceding financial statements. If there is a considerable increase, please provide an explanation for such increase. Additionally, please confirm whether the amount approved for the year 2018 was AR$ 24,716,000.

The independent auditor´s fees for the year ended 31 December 2019 amounts to AR$ 37,074,000 plus VAT. We inform there has been an increase in the tasks and functions compared to those performed for the immediately preceding financial statements, since the annual statements and the statement for interim periods were prepared in accordance with the IFRS. Such fees were adjusted based on the consumer price index.

As evidenced by the Minutes of the General and Special Shareholders’ Meeting held on April 30th 2019, as published in the AIF, the amount approved for the fiscal year 2018 was AR$24,716,000.

h. (Item 9) “Appoint: (i) three regular directors who shall hold office for three fiscal years, in order to fill the vacancies generated by the expiration of their offices; (ii) one regular director who shall hold office for one year, in order to fill the vacancy generated by the resignation of Mr. Juan Martín Monge Varela and complete the term of his office; (iii) one regular director who shall hold office for two years, in order to fill the vacancy generated by the resignation of Mr. Martín Estanislao Gorosito and complete the term of his office; (iv) one alternate director who shall hold office for two fiscal years in order to fill the vacancy generated by the resignation of Mr. Alejandro Guillermo Chiti and complete the term of his office”. Please provide information about the nominees proposed as members of the Board of Directors.

As evidenced by the relevant event published in the AIF last March 30th, on that date the shareholders Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo informed the Board that, in connection with the next General and Special Shareholders’ Meeting of the Bank, they intend to propose as regular directors, to hold office for three fiscal years, the designation of Messrs. Jorge Horacio Brito and Delfín Federico Ezequiel Carballo.

i. (Item 10) “Establish the number and designate the regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year”. Please provide information regarding the members who shall compose the Supervisory Committee.

The proposal shall be made by the shareholders at the General and Special Shareholders’ Meeting called for April 30th 2020.

j. (Item 11) “Appoint the independent auditor for the fiscal year to end on December 31st 2020”. Please provide the relevant proposal for the designation of the independent auditor for the year 2020.

Pursuant to the sworn statements published in the AIF, the Accountants Carlos Marcelo Szpunar and Pablo Mario Moreno, members of the audit company Pistrelli, Henry Martin y Asociados S.R.L., shall be proposed as candidates to be designated as Regular Independent Auditor and Alternate Independent Auditor, respectively.

k. (Item 12) “Determine the Audit Committee’s budget.” Please inform the amount of the Budget for the Audit Committee for the year 2020, as well as the amount actually disbursed under this description during the fiscal year 2019. Finally confirm whether the amount approved for the fiscal year2018 was AR$ 1,384,000.

The proposed budget of the Audit Committee for the year 2020 shall be $ 2,764,000.

The amount actually disbursed under this description during the fiscal year 2019 was AR$ 1,374,360.

As evidenced by the Minutes of the General and Special Shareholders’ Meeting held on April 30th 2019, as published in the AIF, the amount approved for the fiscal year 2018 was AR$ 1,384,000.

l. (Item 20) “Authorization to carry out all acts and filings that are necessary to obtain the administrative approval and registration of the resolutions adopted at the Shareholders’ Meeting.” Please provide the names of the persons authorized as well as a detail description of the powers thereof.

The proposal shall be made by the shareholders at the General and Special Shareholders’ Meeting called for next April 30th.

Sincerely,

Gustavo Alejandro Manríquez

Attorney-in-fact

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 8, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer